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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                      ---------------------------


                            SCHEDULE 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                           (Amendment No. 8)
                                  and
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)

                      ---------------------------


                 UNION TEXAS PETROLEUM HOLDINGS, INC.
                       (Name of Subject Company)
                      ---------------------------


                         VWK ACQUISITION CORP.
                      ATLANTIC RICHFIELD COMPANY
                               (Bidders)
                      ---------------------------


                Common Stock, Par Value $0.05 Per Share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)
                     ---------------------------


                              90864010 5
                 (CUSIP Number of Class of Securities)
                      ---------------------------


                          Diane A. Ward, Esq.
                         VWK Acquisition Corp.
                    c/o Atlantic Richfield Company
                        515 South Flower Street
                         Los Angeles, CA 90071
                            (213) 486-2808
      (Name, Address and Telephone Number of Persons Authorized
     to Receive Notices and Communications on Behalf of Bidders)
                      ---------------------------


                              Copies to:
                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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          Atlantic Richfield Company ("ARCO") and VWK Acquisition
Corp. (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 filed on May 12, May 18, May 20, June 3, June 8, June 9 and June 15, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 8. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 6.   Interest in Securities of Subject Company.

          The Purchaser has accepted for payment a total of approximately 84.69 million Shares.

Item  10. Additional Information.

          The Offer expired, as scheduled, at 5:00 p.m., Eastern Daylight Time, on Monday, June 15, 1998. ARCO and Union Texas will proceed to complete the Merger as soon as practicable, pursuant to which ARCO will acquire the remaining Shares for $29 per Share in cash.

          On June 16, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(16)  Press Release, dated June 16, 1998.


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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1998


                                   VWK ACQUISITION CORP.

                                   By: /s/ Terry G. Dallas
                                       -------------------------
                                       Name:  Terry G. Dallas
                                       Title: President


                                   ATLANTIC RICHFIELD COMPANY

                                   By: /s/ Terry G. Dallas
                                       --------------------------
                                       Name:  Terry G. Dallas
                                       Title: Senior Vice President
                                              and Treasurer






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                             EXHIBIT INDEX



Exhibit                                                   Page
Number                Exhibit Name                        Number


(a)(16)    Text of Press Release, dated June 16, 1998       5